UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12569

SB ONE BANCORP
(Exact name of registrant as specified in its charter)

c/o Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302
732-590-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻
Rule 15d-22(b)	◻
Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Provident Financial Services, Inc., as successor by merger to SB One Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROVIDENT FINANCIAL SERVICES, INC.
As successor by merger to SB One Bancorp

Date:	August 10, 2020	By:	/s/ Christopher Martin
Name: Christopher Martin
Title: Chairman and Chief Executive Officer